UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Offering Memorandum dated September 5, 2018, relating to the offer and sale of the company’s senior notes due 2024.

Intelsat Jackson Holdings S.A.’s Tender Offer for its 7  1⁄4% Senior Notes due 2020

On September 10, 2018, Intelsat S.A. (the “Company”) issued a press release announcing that Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of the Company, had commenced a cash tender offer (the “Offer”) to purchase any and all of its outstanding 7  1⁄4% Senior Notes due 2020 (CUSIP No. 45824T AC9; ISIN: US45824TAC99) (the “7.25% Notes”). A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference herein. Intelsat Jackson’s obligation to accept and pay for the 7.25% Notes in the Offer is subject to satisfaction or waiver, in Intelsat Jackson’s sole discretion, of certain conditions, including but not limited to, the consummation of Intelsat Jackson’s issuance of senior unsecured notes in the aggregate principal amount of at least $2,000,000,000 prior to the settlement date of the Offer. The Offer is not conditioned upon any minimum amount of 7.25% Notes being tendered.

Intelsat Jackson’s Conditional Notice of Redemption of its 7.25% Notes

On September 7, 2018, Intelsat Jackson, pursuant to a conditional notice of redemption, called for redemption all of its outstanding 7.25% Notes, subject to the consummation of Intelsat Jackson’s issuance of senior unsecured notes in the aggregate principal amount of at least $2,000,000,000 prior to October 15, 2018 (the “7.25% Notes Redemption Date”). The redemption price will be equal to 100.000% of the principal amount of the 7.25% Notes, plus accrued and unpaid interest to, but excluding, the 7.25% Notes Redemption Date.

Intelsat Jackson’s Conditional Notice of Partial Redemption of its 7  1⁄2% Senior Notes due 2021

Also on September 7, 2018, Intelsat Jackson, pursuant to a conditional notice of partial redemption, called for redemption of $246,000,000 of the $1,150,000,000 outstanding aggregate principal amount of its 7  1⁄2% Senior Notes due 2021 (the “7.50% Notes”), subject to the consummation of Intelsat Jackson’s issuance of senior unsecured notes in the aggregate principal amount of at least $2,250,000,000 prior to October 7, 2018 (the “7.50% Notes Redemption Date”). The redemption price will be equal to 101.250% of the principal amount of the 7.50% Notes, plus accrued and unpaid interest to, but excluding, the 7.50% Notes Redemption Date.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated September 10, 2018, entitled “Intelsat Launches Cash Tender Offer For Any and All of Intelsat Jackson Holdings S.A.’s Outstanding 7 1⁄4% Senior Notes due 2020.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: September 10, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary